203 Hoehyondong, 1-ga Chung-gu
Seoul, 100-792 Korea
Tel.822-2125-2211
Fax.822-2125-2293~4

March 8, 2011

To Shareholders:
Convocation Notice of the Annual General Meeting of Shareholders
Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

1. Date and Time	March 25, 2011 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea
3. Agenda
A. Approval of non-consolidated financial statements for the fiscal year 2010
B. Approval of standing director
C. Appointment of non-standing directors
C-1 Min-Joon Bang
C-2 Hi-Taek Shin
C-3 Doo-Hee Lee
C-4 Hun Lee
C-5 Yong-Man Rhee
C-6 Kwang-Yie Kim
C-7 Ji-Whan Park
D. Appointment of chairman and chief executive officer
E. Appointment of candidates for the members of the Audit Committee
E-1 Hi-Taek Shin
E-2 Doo-Hee Lee
E-3 Hun Lee
E-4 Yong-Man Rhee
E-5 Kwang-Yie Kim
F. Approval of directors’ compensation limit

Description

Reference Document for the Exercise of Voting Rights

A.	Approval of non-consolidated financial statements for the fiscal year 2010

(units: millions of won)

Items	2010	2009
Total Assets	18,400,946	17,545,128

Cash and Due from Banks	65,444	23,267

Securities	18,175,265	17,350,078

Loans	995	139,300

Tangible Assets	420	415

Other Assets	158,822	32,069

Total Liabilities	3,862,134	3,824,206

Borrowings	3,654,843	3,804,156

Other Liabilities	207,291	20,050

Total Stockholder’s Equity	14,538,812	13,720,923

Common Stock	4,030,077	4,030,077

Capital Surplus	158,608	179,488

Capital Adjustment	(64,589)	(54,201)

Accumulated Other Comprehensive Income	951,649	1,219,373

Retained Earnings	9,463,067	8,346,186

Operating Income	1,530,492	1,326,855

Operating Expenses	314,210	298,392

Operating Profit	1,216,282	1,028,463

Pre-tax Profit	1,211,741	1,026,024

Net Profit	1,194,979	1,026,024

Unappropriated Retained Earnings	1,198,164	1,023,885

Appropriation of Retained Earnings	1,198,001	1,023,204

Legal Reserve	119,498	102,602

Dividends	201,503	80,601

Voluntary Reserve	877,000	840,000

Unappropriated Retained Earnings carried over to	163	681
subsequent year

B.	Approval of standing director

Name	Date of Birth	Term / Appointment	Career & Academic Background
			- Current) Chairman & CEO, Woori Finance Holdings
			- CEO of the Seoul Philharmonic Orchestra
			- CEO, Woori Investment & Securities
	Feb. 2	3 years /	- Advanced Innovative Management (AIM) Course, KAIST
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University

C. Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

Yong-Man Rhee	Aug.29, 1933	2 years /New appointment
- Current) non-standing director, Woori Bank
- Chief Executive Officer, Shinhan Bank
- Chief Executive Officer, Korea Exchange Bank
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance
- Bachelor of Public Administration, Korea University
- Master of Public Administration, Seoul National University

Kwang-Yie Kim	Nov.15, 1957	2 years /New appointment	- Current) Public Relations Director, Korea Deposit Insurance Corporation - Ministry of Finance and Economy - Bachelor of Science (Biochemistry), Yonsei University

John Ji Whan Park	Feb.29, 1968	2 years /New appointment	- Current) Representative Director, Asia Evolution - AT&T Network System - Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University

D. Appointment of chairman and chief executive officer

Name	Term / Appointment
Pal-Seung Lee	3 years / Re-appointment

E. Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year / New appointment

Yong-Man Rhee	2 years / New appointment

Kwang-Yie Kim	2 years / New appointment

F. Approval of directors’ compensation limit

Item	2011	2010
Compensation Limit	4 billion won	4 billion won